[redacted]

SECURIT

17006164

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC
Mail Processing
Section

MAR 0 3 2017

Washington DC
414

SEC FILE NUMBER
8- 47566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2016 (MM/DD/YY) AND ENDING 12-31-16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St Bernard Financial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1609 W Main
(No. and Street)

Russellville | AR | 72801
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Keenan 479-967-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr Ste 508 Southfield MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD

OATH OR AFFIRMATION

I, Robert Keenan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________, as of Dec 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature: Robert Keenan]
Signature

CEO
Title

OFFICIAL SEAL
NOTARY ARKANSAS PUBLIC
DEBRA WELLS
NO. 12397508
YELL COUNTY
My Commission Expires 1-21-2024

[Signature: Debra Wells]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ST BERNARD FINANCIAL SERVICES, INC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12-31-2016

Contents

Independent Auditors Report 3

Financial Statements 4
Statement of Financial Condition 4
Statement of Operations 5
Statement of Cash Flows 6
Statement of Changes in Stockholders Equity 7
Statement of Changes in Subordinated Liabilities 8

Notes to Financial Statements 9

Supplementary Schedules Pursuant to SEA Rule 17a-5
Computation of Net Capital 12
Computation of Basic Net Capital Requirement 13
Computation of Aggregate Indebtedness 13
Computation of Reconciliation of Net Capital 14
Statement Related to Uniform Net Capital Rule 15
Statement Related to Exemptive Provision (Possession and Control) 15
Statement Related to Material Inadequacies 15
Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 16
Report of Independent Registered Public Accounting Firm 17
Statement Related to SIPC Reconciliation 18

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
St. Bernard Financial Services, Inc.
1609 West Main Street
Russellville, AR 72801

Report on the Financial Statements

I have audited the accompanying statement of financial condition of St. Bernard Financial Services, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of St. Bernard Financial Services, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Bernard Financial Services, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of St. Bernard Financial Services, Inc. financial statements. Supplemental Information is the responsibility of St. Bernard Financial Services, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 24, 2017

St Bernard Financial Services, Inc
Statement Of Financial Condition
As of And For The Year Ended 12/31/2016

ASSETS

Current Assets		
Cash	$29,192	
Clearing Deposit W/ Clearing Company	$25,000	
Accounts Receivable - Commissions	$90,784	
Other Current Assets	$3,065	
Employee Advances	$2,660	
Total Current Assets	$150,701	
Property And Equipment, Net of Depr	$0	
TOTAL ASSETS		**$150,701**

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities		
Commissions Payable	$72,581	
Accounts Payable	$641	
Short Term Notes Payable	$0	
Accrued Wages & Bonuses Payable	$35,124	
Payroll Taxes Withheld and Accrued	$2,517	
Income Tax Payable	$0	
Total Current Liabilities	$110,863	
TOTAL LIABILITIES		**$110,863**
Stockholder's Equity		
Common Stock, $1 Par Value Authorized 100,000 Shares; Issued and Outstanding 100 Shares	$100	
Additional Paid In Capital	$19,753	
Retained Earnings	$19,985	
TOTAL EQUITY		**$39,838**
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		**$150,701**

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc
Statement Of Operations
As of And For The Year Ended 12/31/2016

REVENUE		
Commissions and Fees	$1,417,395	
Other Revenue	$150,410	
TOTAL REVENUE		**$1,567,805**
OPERATING EXPENSES		
Bonus Expenses	$76,500	
Commission Expenses	$1,156,964	
Employee Compensation	$75,723	
Trading and Registration Fee Expenses	$83,942	
Office Expenses	$28,704	
Operating Expenses	$145,498	
TOTAL OPERATING EXPENSES		**$1,567,331**
INCOME FROM OPERATIONS		**$474**
OTHER INCOME (EXPENSE)		
Miscellaneous Income		
Interest Income		
NET INCOME		**$474**
Income Tax Expense		$0
NET INCOME AFTER TAX		**$474**

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc

Statement Of Cash Flows

As of And For The Year Ended 12/31/2016

OPERATING ACTIVITIES	
Net Income	$474
Adjustments to reconcile Net income to net cash provided by operations:	
Accounts Receivable	$7,426
Other Assets	($1,628)
Accounts Payable	$928
Payables - Income Tax	$0
Payroll Liabilities	$191
Net cash provided by Operating Activities	$7,391
Net cash increase for period	$7,391
Cash at beginning of period	$21,801
Cash at end of period	$29,192

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc
Statement Of Changes In Stockholders Equity
As of And For The Year Ended 12/31/2016

	Common	Additional Paid In	Retained	Total
Balance - December 31, 2015	$100	$19,753	$19,511	$39,364
Contributed Capital 2016				$0
Net Income for the Year 2016			$474	$474
Balance - December 31, 2016	$100	$19,753	$19,985	$39,838

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc

Statement of Changes in Subordinated Liabilities

As of And For The Year Ended 12/31/2016

Subordinated Liabilities Beginning of Year	**$0**
Changes in Subordinated Liabilities	**$0**
Subordinated Liabilities End of Year	**$0**

See Independent Auditor's Report On Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

ST.BERNARD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

St. Bernard Financial Services, Inc. (the "Company") was organized in the state of Arkansas on March 24, 1994.

Description of Business

The Company, conducting business in the state of Arkansas, is a registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is also registered with Financial Industry Regulatory and the Arkansas Securities Department. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

For the purpose of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be a cash equivalents. As of December 31, 2016 there are no cash equivalents.

Revenue Recognition

Revenue and expenses are accounted for the accrual basis.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

ST.BERNARD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Disclosures about the Fair Value of Financial Instruments

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2016, which included cash and cash equivalents, commission's receivable, certificate of deposit and payable, are reasonable estimates of their fair value.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Revenue is recognized under the market value method for the securities owned and income taxes are calculated thereon. Deferred income taxes are provided on material temporary differences, when existing, between financial statements and income tax reporting

Accounts Receivable - Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, the will be charges to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due accounts are not charges interest.

Concentration of Credit Risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured up to $250,000 per institutions by the Federal Deposit insurance Corporation (FDIC).

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

There are no differences between net capital as computed in St. Bernard Financial Services, Inc.'s part IIA of Form X-17A-5 filed for the period ending December 31, 2016, and the net capital as computed.

NOTE E – RELATED PARY TRANSACTIONS

The company has an expense agreement with its shareholder. Under this agreement all operating expenses are paid by the Company, exclusive of personal expenses of the shareholder.

NOTE F – POSSESSION OR CONTROL REQUIREMENTS

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement is claimed based on Section (k)(2)(ii) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities or customer accounts. Because of such exemption, the company is not required to prepare a "Computation of Determination of Reserve Requirements" and the schedule of "Information relating to Possession or Control requirements".

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE G – RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company used only one clearing house and maintained a $25,000 cash deposit which may not be withdrawn for normal operating costs, but is restricted to cover any errors charged to Company not as a result of the clearing organization.

NOTE H – COMMITMENTS AND CONTINGENCIES

The Company currently has a lease agreement for rental of its office facilities. Rental expense for the office facilities for 2016 was $13,986.00.

St Bernard Financial Services, Inc

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of And For The Year Ended 12/31/2016

St Bernard Financial Services, Inc
Computation Of Net Capital
As of And For The Year Ending 12/31/2016

Total Ownership Equity From Statement Of Financial Condition	**$39,838**
Total Ownership Equity Qualified For Net Capital	**$39,838**
Deductions Or Charges	**($13,588)**
Net Capital	**$26,250**

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc

Computation of Basic Net Capital Requirement And Computation of Aggregate Indebtedness

As of And For The Year Ending 12/31/2016

Computation of Basic Net Capital Requirement

Aggregate Indebtedness	**$110,863**
Minimum Net Capital Required (6 2/3% of Net Aggregate Indel	**$7,391**
Minimum Net Capital Requirement for Reporting Broker Dealer	**$5,000**
Minimum Net Capital - Greater of Above	**$7,391**
Excess Net Capital - Net Capital less Net Capital Requirement	**$18,858**
Excess Net Capital At 1000% (greater of Net Capital less 10% total aggregate indebtedness or 120% of minimum Net Capital requirement)	**$15,163**

Computation of Aggregate Indebtedness

Net Aggregate Indebtedness	**$110,863**
Percentage of Aggregate Indebtedness to Net Capital	**422%**

There are no differences between net capital as computed in St Bernard Financial Services, Inc. Part IIA of Form X-17A-5 filed for the period ended December 31, 2015, and the net capital as computed on the accompanying supplemental schedules.

See Independent Auditor's Report On Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

St Bernard Financial Services, Inc

Computation of Aggregate Indebtedness And Reconciliation of Net Capital

As of And For The Year Ended 12/31/2016

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$110,863
Percentage of Aggregate Indebtedness to Net Capital	422%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA As of 12/31/2015	$26,250
Adjustments	
Increase (Decrease) in Equity	$0
(Increase) Decrease in Non-Alowable Assets	$0
(Increase) Decrease in Securities Haircuts	$0
Net Capital Per Audit	$26,250
Reconciled Difference	$0

St Bernard Financial Services, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/2016, the Company had net capital of $26,250 which was $18,858 in excess of its required net capital of $7,391. The Company's net capital ratio was 422%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 24, 2017

To the Board of Directors
St Bernard Financial Services, Inc.
1609 West Main Street
Russellville, AR 72801

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) St Bernard Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which St Bernard Financial Services, Inc.. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) St Bernard Financial Services, Inc.. stated that St Bernard Financial Services, Inc.. met the identified exemption provisions throughout the most recent fiscal year without exception. St Bernard Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about St Bernard Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Board of Directors
St Bernard Financial Services, Inc.
1609 West Main Street
Russellville, AR 72801

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by St Bernard Financial Services, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating St Bernard Financial Services, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). St Bernard Financial Services, Inc.'s management is responsible for St Bernard Financial Services, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $640.40.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, St Bernard Financial Services, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2017

St. Bernard Financial Services, Inc.

1609 West Main Street • Russellville, AR 72801

Pho 479-967-1200 • Fax 479-967-9344 • www.stbernardfinancial.com

February 24, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that St Bernard Financial Services, Inc., has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. St Bernard Financial Services, Inc., did not hold customer securities or funds at any time during this period and does business on a limited basis. St Bernard Financial Services, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Robert Keenan, the president of St Bernard Financial Services, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Robert Keenan has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected St Bernard Financial Services, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (479) 967-1200.

Very truly yours,

Robert Keenan, CEO
St Bernard Financial Services, Inc